 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Migita, Ronald K. (Last) (First) (Middle) 98-868 Naukewai Place (Street) Aiea, HI 96701-2783 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol CB Bancshares, Inc. CBBI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) May 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           President and CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	05/20/2002	M |	300.00 | A | $25.91		D
Common Stock	05/20/2002	S |	300.00 | D |		D
Common Stock	05/21/2002	M |	500.00 | A | $25.91		D
Common Stock	05/21/2002	S |	500.00 | D |		D
Common Stock	05/22/2002	M |	200.00 | A | $25.91		D
Common Stock	05/22/2002	S |	200.00 | D |		D
Common Stock	05/23/2002	M |	3,200.00 | A | $25.91		D
Common Stock	05/23/2002	S |	3,200.00 | D |		D
Common Stock	05/28/2002	M |	2,400.00 | A | $25.91		D
Common Stock	05/28/2002	M |	1,300.00 | A | $26.82		D
Common Stock	05/28/2002	S |	2,400.00 | D |		D
Common Stock	05/29/2002	M |	6,040.00 | A | $25.91		D
Common Stock	05/29/2002	M |	8,772.00 | A | $26.82		D
Common Stock	05/29/2002	M |	4,000.00 | A | $26.82		D
Common Stock	05/29/2002	M |	12,894.00 | A | $27.73		D
Common Stock	05/29/2002	M |	1,650.00 | A | $26.36		D
Common Stock	05/29/2002	M |	2,750.00 | A | $28.45		D
Common Stock	05/29/2002	S |	6,040.00 | D |		D
Common Stock	05/29/2002	S |	8,772.00 | D |		D
Common Stock	05/29/2002	S |	4,000.00 | D |		D
Common Stock	05/29/2002	S |	12,894.00 | D |		D
Common Stock	05/29/2002	S |	1,650.00 | D |		D
Common Stock	05/29/2002	S |	2,750.00 | D |		D
Common Stock	05/30/2002	M |	2,427.00 | A | $26.82		D
Common Stock	05/30/2002	M |	3,605.00 | A | $27.73		D
Common Stock	05/31/2002	M |	2,587.00 | A | $38.64	21,171.00	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Migita, Ronald K. - May 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Incentive Stock Option 1998	$38.64	05/31/2002	X |	(D) 2,587.00	01/02/1999 | 01/02/2009	Common Stock - 2,587.00		0.00	D
Incentive Stock Option 1999	$27.73	05/30/2002	X |	(D) 3,605.00	01/19/2000 | 01/19/2010	Common Stock - 3,605.00		0.00	D
Incentive Stock Option 2001	$26.82	05/28/2002	X |	(D) 1,300.00	01/11/2002 | 01/11/2012	Common Stock - 1,300.00			D
Incentive Stock Option 2001	$26.82	05/30/2002	X |	(D) 2,427.00	01/11/2002 | 01/11/2012	Common Stock - 2,427.00		0.00	D
Nonqualifed Stock Option 1995	$28.45	05/29/2002	X |	(D) 2,750.00	12/29/1996 | 12/29/2006	Common Stock - 2,750.00		0.00	D
Nonqualifed Stock Option 1995a	$26.36	05/29/2002	X |	(D) 1,650.00	12/29/1996 | 12/29/2006	Common Stock - 1,650.00		0.00	D
Nonqualifed Stock Option 1999	$27.73	05/29/2002	X |	(D) 12,894.00	01/19/2000 | 01/19/2010	Common Stock - 12,894.00		0.00	D
Nonqualifed Stock Option 2000	$25.91	05/20/2002	X |	(D) 300.00	01/26/2001 | 01/26/2011	Common Stock - 300.00			D
Nonqualifed Stock Option 2000	$25.91	05/21/2002	X |	(D) 500.00	01/26/2001 | 01/26/2011	Common Stock - 500.00			D
Nonqualifed Stock Option 2000	$25.91	05/22/2002	X |	(D) 200.00	01/26/2001 | 01/26/2011	Common Stock - 200.00			D
Nonqualifed Stock Option 2000	$25.91	05/23/2002	X |	(D) 3,200.00	01/26/2001 | 01/26/2011	Common Stock - 3,200.00			D
Nonqualifed Stock Option 2000	$25.91	05/28/2002	X |	(D) 2,400.00	01/26/2001 | 01/26/2011	Common Stock - 2,400.00			D
Nonqualifed Stock Option 2000	$25.91	05/29/2002	X |	(D) 6,040.00	01/26/2001 | 01/26/2011	Common Stock - 6,040.00		0.00	D
Nonqualifed Stock Option 2001	$26.82	05/29/2002	X |	(D) 8,772.00	01/11/2002 | 01/11/2012	Common Stock - 8,772.00			D
Nonqualifed Stock Option 2001	$26.82	05/29/2002	X |	(D) 4,000.00	01/11/2002 | 01/11/2012	Common Stock - 4,000.00		0.00	D
Incentive Stock Option 1997	$39.09				12/15/1997 | 12/15/2007	Common Stock - 2,557.00		2,557.00	D
Incentive Stock Option 2000	$25.91				01/26/2001 | 01/26/2011	Common Stock - 3,859.00		3,859.00	D
Nonqualifed Stock Option 1997	$39.09				12/15/1997 | 12/15/2007	Common Stock - 11,192.00		11,192.00	D
Nonqualifed Stock Option 1998	$38.64				01/02/1999 | 01/02/2009	Common Stock - 11,162.00		11,162.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Ronald K. Migita ________________________________ __________________ ** Signature of Reporting Person Date Page 2 SEC 1474 (3-99)